UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      April 7, 2006

Ms. Cynthia Allison
President
Willowtree Advisor, Inc.
1411 Hedgelawn Way
Raleigh, North Carolina 27517

      Re:	Willowtree Advisor, Inc.
      	Registration Statement on Form SB-2
      	Filed March 15, 2006
      	File No. 333-132439

Dear Ms. Allison:

      We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	With regard to the offer and sale contemplated by this
filing,
please explain why you believe that it will comply with North Carolina law. We note that in the post-effective amendment to Form
SB-2 (file no. 333-117840) filed on December 1, 2005, you stated that you were seeking to withdraw that registration statement because "we cannot comply with the laws of the State of North Carolina with respect to the offer or sale of the shares of common stock." We may have additional comments.



Selling Shareholders, page 32

2.	The reference to James Beck and J. Beck & Company in the text of
footnote 1 following the table is unclear. Please advise or revise.

3.	Disclose whether any of the selling shareholders has, or has had
within the past three years, any position, office, or other material relationship with the company or any of its predecessors or affiliates. If any selling shareholder has, or has had, such a relationship, please describe it.

4.	Disclose whether any selling shareholder is a broker-dealer
or
an affiliate of a broker-dealer. If any selling shareholder is a broker-dealer, please identify it as an underwriter unless you can confirm that it obtained the securities being registered for resale as compensation for investment banking services. If any selling shareholder is affiliated with a registered broker-dealer, please identify it as an underwriter unless you can confirm that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Recent Sales of Unregistered Securities, page 57

5.	Please provide the basis for your determination that the
private
placement completed in February 2006 complied with Rule 506 under Regulation D. Please specifically address the manner in which the offering was conducted and how you determined that all of the investors were accredited for that purpose.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3745 with any questions.

      Sincerely,


      H. Roger Schwall
      Assistant Director


cc:	Conrad C. Lysiak, Esq.
      D. Levy
Ms. Cynthia Allison
Willowtree Advisor, Inc.
Page 3